March 26, 2014

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	W. John Cash,
Branch Chief

Re:	Alcoa Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 13, 2014
File No. 1-03610

Dear Mr. Cash:

This letter is a request for additional time to respond to the comment letter dated March 20, 2014 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission relating to Alcoa Inc.’s Form 10-K for the fiscal year ended December 31, 2013, filed on February 13, 2014. My colleague previously left you a telephone message on March 25, 2014 with this request.

We are requesting an extension because the employees who are preparing the response are the same as those who are actively engaged in closing the books for the first quarter of 2014, preparing for the release of first quarter 2014 results, and filing Alcoa’s 1Q 2014 Form 10-Q. We intend to submit our response to the Comment Letter to you on or before April 18, 2014.

If you have any questions with respect to the foregoing, please contact me at (412) 553-1772.

Sincerely,

/s/ Robert S. Collins
Robert S. Collins
Vice President and Controller